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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*




                            Pacific Biometrics, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    69403Q100
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                                 (CUSIP Number)

                                ALLAN G. COCHRANE
                               SAIGENE CORPORATION
                             220 W. HARRISON STREET
                            SEATTLE, WASHINGTON 98119
                                 (206) 298-0068
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 19, 2004
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             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                Page 1 of 5 pages
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CUSIP NO.  69403Q100                 13D/A                   PAGE  2 OF  5 PAGES
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  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Saigene Corporation
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

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  3    SEC USE ONLY


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  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       OO
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  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware corporation
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                   7    SOLE VOTING POWER

                        3,840,058 shares
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  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,440,058 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,840,058 shares
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,840,058 shares
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 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       29.43%
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 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
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CUSIP NO.  69403Q100                 13D/A                   PAGE  3 OF  5 PAGES
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ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to shares of common stock, $.01 par value per share, of Pacific Biometrics, Inc., a Delaware corporation ("ISSUER"). The Issuer's principal executive offices are located at 220 West Harrison Street, Seattle, Washington 98119.

ITEM 2.  IDENTITY AND BACKGROUND

This statement on Schedule 13D is being filed by Saigene Corporation, a Delaware corporation, with a principal place of business at 220 West Harrison Street, Seattle, Washington 98119 (the "REPORTING PERSON"). The Reporting Person's principal business is development of genetic testing technologies.

The following sets forth certain additional information with respect to each director and executive officer of the Reporting Person, each of whom is a U.S. citizen:

     o Allan G. Cochrane is the President, Secretary and Director of the Reporting Person. His business address is 220 West Harrison Street, Seattle, Washington 98119. Mr. Cochrane also provides certain consulting services to the Issuer in connection with its laboratory operations.

     o William Boone is a Director of the Reporting Person. Mr. Boone's principal occupation is as the Managing Partner of Container Assisted Moving Company, LLC, and his business address is 3215 South 7th, Suite 7, Phoenix, AZ 85404.

To the knowledge of the Reporting Person, during the last five years neither the Reporting Person nor either of the two above-listed executive officers and directors of the Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable

ITEM 4.  PURPOSE OF TRANSACTION.

At this time, the Reporting Person has no intention of acquiring additional securities of Issuer from those reported in this Schedule 13D/A, although it reserves the right to make additional purchases, or sell shares, from time to time. Any decision to make any such purchase, or any sale, of Issuer stock will depend, however, on various factors, including, without limitation, the price of Issuer's securities, stock market conditions and the business prospects of Issuer. In addition, the Reporting Person is evaluating whether it is advisable to effect a distribution of the remaining shares of Issuer common stock held by it to its creditors and stockholders, the timing, terms and conditions of which have not been established.

Except as may be contemplated pursuant to the above, the Reporting Person has no present intention, arrangement, or understanding to effect any of the transactions listed in any of the following paragraphs of Item 4, Schedule 13D, and does not have any plans or proposals that relate to or would result in any of the matters specified in any of the following paragraphs of Item 4, Schedule 13D:

     (a) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer;
     (b) an extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of Issuer or of any of its subsidiaries;

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CUSIP NO.  69403Q100                 13D/A                   PAGE  4 OF  5 PAGES
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     (d)  any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of Issuer;

     (f)  any other material change in Issuer business or corporate structure;

     (g) changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) causing a class of securities of Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Reporting Person is the beneficial owner of 3,840,058 shares of Issuer common stock, which number represents approximately 29.4% of the total of issued and outstanding shares. The percentage ownership is calculated in accordance with Exchange Act Rule 13d-3, based on a total of 13,048,820 shares of common stock issued and outstanding as of close of business on November 12, 2004.

         The number of shares beneficially owned by the Reporting Person does not include up to an additional 1,715,706 shares issuable to the Reporting Person in the event that the Issuer were to exercise its currently exercisable option to acquire certain technology assets from Reporting Person in exchange for the issuance of an additional 1,715,706 shares of Issuer common stock.

(b) Power to Vote and Disposition:

         Sole Power to Vote.......................        3,840,058 shares
         Shared Power to Vote.....................                0 shares
         Sole Power of Disposition................        2,440,058 shares
         Shared Power of Disposition..............        1,400,000 shares

(c) Transactions within past 60 days

         On October 6, 2004, the Reporting Person sold 100,000 shares of Issuer common stock in an open market sale through a broker-dealer, at a price of $0.65 per share.

         Effective October 19, 2004, the Reporting Person entered into a settlement agreement and a security agreement with Saigene 1000, LLC, an unrelated party. Pursuant to these agreements, the Reporting Person transferred 300,000 shares of Issuer common stock to the LLC and pledged 1,400,000 shares of Issuer common stock to the LLC to secure the Reporting Person's obligations under the settlement agreement. In the event of a default under the security agreement, the LLC may exercise its rights under the security agreement, including without limitation, selling the shares in a public or private transaction. The per share closing price of the Issuer common stock on October 19, 2004 on the OTC Bulletin Board was $0.79.

(d) Right to Dividends or Sale Proceeds Not Applicable

(e)      Beneficial Ownership of 5% or Less          Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

As previously reported by the Reporting Person on a Schedule 13D, in August 2002 a total of 333,333 shares of Issuer common stock held by the Reporting Person were placed in an escrow account to secure potential indemnification claims. The escrow expired by its terms on August 28, 2004, and all of the shares have been released back to the Reporting Person.

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CUSIP NO.  69403Q100                 13D/A                   PAGE  5 OF  5 PAGES
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As previously reported by the Reporting Person on a Schedule 13D, in March 2003
certain transferees of a total of 450,218 shares of Issuer common stock granted to the Reporting Person their irrevocable proxies with respect to such shares. The proxies expired by their terms on July 31, 2004, and the Reporting Person no longer has voting control over any such shares.

Effective October 19, 2004, the Reporting Person entered into a settlement agreement and a security agreement with Saigene 1000, LLC, an unrelated party. Pursuant to these agreements, the Reporting Person transferred 300,000 shares of Issuer common stock to the LLC and pledged 1,400,000 shares of Issuer common stock to the LLC to secure the Reporting Person's obligations under the settlement agreement. In the event of a default under the security agreement, the LLC may exercise its rights under the security agreement, including without limitation, selling the shares in a public or private transaction.

Except as described above or as previously reported on Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Issuer, including without limitation, as to the transfer or voting of securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated as of November 15, 2004

                                        SAIGENE CORPORATION



                                        By:  /s/  Allan G. Cochrane
                                             -----------------------------------
                                             Allan G. Cochrane, President




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